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                                                            OMB APPROVAL
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                            UNITED STATES              OMB Number: 3235-0145
                 SECURITIES AND EXCHANGE COMMISSION    Expires:  August 31, 1999
                        WASHINGTON, DC 20549           Estimated average burden
                                                       hours per form......14.90



                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                     (Amendment No. ___________)*



                                   Worlds Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)


                                    981918105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Steven Chrust
                              c/o David Alan Miller
                            Graubard Mollen & Miller
                          600 Third Avenue, 31st Floor
                            New York, New York 10016
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 Pages

------------------------------                    -----------------------------
CUSIP No.   981918105            SCHEDULE 13D         Page  2 of 8 Pages
------------------------------                    -----------------------------

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1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   SGC Advisory Services, Inc

-------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
          (See Instructions)                                           (b)|_|

-------------------------------------------------------------------------------

3         SEC USE ONLY


-------------------------------------------------------------------------------

4         SOURCE OF FUNDS* (See Instructions)

                 OO - Other

-------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   CONNECTICUT

-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
NUMBER OF                         1,000,000
SHARES                     ----------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
OWNED BY
 EACH                      ----------------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON                            1,000,000
 WITH                      ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|


-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.7%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------                    -----------------------------
CUSIP No.   981918105             SCHEDULE 13D      Page  3 of 8 Pages
------------------------------                    -----------------------------

-------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Steven Chrust

-------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
          (See Instructions)                                            (b)|_|

-------------------------------------------------------------------------------

3         SEC USE ONLY


-------------------------------------------------------------------------------

4         SOURCE OF FUNDS* (See Instructions)

                 PF - Personal Funds

-------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
NUMBER OF                         136,000
SHARES                     ----------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
OWNED BY                          1,000,000
 EACH                      ----------------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON                            136,000
 WITH                      ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,000,000
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,136,000

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Securities and Issuer
           ---------------------

         The class of equity securities to which this statement relates is the Common Stock, $.001 par value, of Worlds Inc. ("Company"), a New Jersey corporation, whose principal executive offices are located at 15 Union Wharf, Boston, Massachusetts 02109.


Item 2.    Identity and Background
           -----------------------

         This statement is filed on behalf of SGC Advisory Services, Inc., a corporation organized and existing under the laws of the State of Connecticut ("SGC") and Steven Chrust. SGC is in the business of consulting and financial advice. SGC's business address is 1786 Bedford Street, Stamford, Connecticut 06905.

         Steven Chrust is the president and sole shareholder of SGC. Mr.Chrust's business address is 1786 Bedford Street, Stamford, Connecticut 06905. Mr. Chrust is the President of SGC. Mr. Chrust is a United States citizen.

         Neither SGC nor Mr. Chrust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither SGC nor Mr. Chrust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         SGC acquired warrants to purchase 1,000,000 shares of Common Stock of the Company on April 13, 1999, as consideration for consulting services which SGC is rendering to the Company described in Item 6.

         Mr. Chrust beneficially owns 1,136,000 shares of Common Stock, which includes: (i) 1,000,000 shares of Common Stock, issuable upon the exercise of presently exercisable warrants granted to SGC; (ii) 60,000 shares of Common Stock held of record jointly by Steven and Sharon Chrust; (iii) 60,000 shares of Common Stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's self-directed Individual Retirement Account; and (iv) 16,000 shares of Common Stock held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account.




                               Page 4 of 8 Pages

Item 4.  Purpose of Transactions
         -----------------------

         SGC was issued warrants to purchase 1,000,000 shares of Common Stock as consideration for consulting services. Steven Chrust has beneficial ownership of 1,136,000 shares of Common Stock which includes (i) the 1,000,000 shares of Common Stock issuable upon exercise of these presently exercisable warrants;
(ii) 60,000 shares of Common Stock held of record jointly by Steven and Sharon Chrust; (iii) 60,000 shares of Common Stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's self-directed Individual Retirement Account; and (iv) 16,000 shares of Common Stock held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account. Mr. Chrust holds his other shares and any shares he may acquire upon exercise of the warrants for investment.

         Steven Chrust, President of SGC, is also a member and Chairman of the Board of Directors of the Company. Although Mr. Chrust, in his capacity as a member and Chairman of the Board of Directors of the Company, may be involved in the consideration of various proposals considered by the Board of Directors of the Company, neither Mr. Chrust nor SGC has current plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         SGC acquired warrants to purchase 1,000,000 shares of Common Stock on April 13, 1999, directly from the Company. The warrants are immediately exercisable and expire on April 13, 2006. The exercise price per share is $.50. Accordingly, SGC is the beneficial owner of 1,000,000 shares of Common Stock. This represents a beneficial ownership equal to 5.7% of the outstanding Common Stock of the Company. Mr. Chrust, as President of SGC, has sole power to exercise the warrants and, upon issuance of the Common Stock, to vote and dispose of the shares of Common Stock.

         Mr. Chrust is the beneficial owner of 1,136,000 shares of Common Stock. This represents a beneficial ownership equal to 6.5% of the outstanding Common Stock of the Company. Mr. Chrust has the direct and indirect power to vote and dispose of the above shares of Common Stock. Mr. Chrust's beneficial ownership of 1,136,000 shares of Common Stock includes: (i) 1,000,000 shares of Common Stock issuable upon exercise the warrants held by SGC; (ii) 60,000 shares of


                               Page 5 of 8 Pages

Common Stock held of record by Steven and Sharon Chrust jointly, acquired at a price per share of $1.00 on October 21, 1997, purchased directly from the Company; (iii) 60,000 shares of Common Stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's Individual Retirement Account, acquired at a price per share of $1.00 on October 21, 1997, purchased directly from the Company; (iv) 15,000 shares of Common Stock held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account, acquired at a price per share of $1.6125 on December 7, 1998, purchased in an open market transaction through the OTC Bulletin Board; and (v) 1,000 shares of Common Stock held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account, acquired at a price per share of $1.545 on December 7, 1998, purchased in an open market transaction through the OTC Bulletin Board.


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer
         -------------------------------

         On March 23, 1999, SGC entered into a Financial Advisory and Consulting Agreement with the Company ("Consulting Agreement") pursuant to which the Company engaged SGC to render consulting advice for a period of 36 months from April 13, 1999, and SGC was granted warrants to purchase 1,000,000 shares of the Company's Common Stock. In addition, Mr. Chrust was appointed as a member and Chairman of the Board of Directors of the Company.

         On April 13, 1999, Michael Scharf and Thomas Kidrin, directors and shareholders of the Company, and Steven Greenberg, a shareholder of the Company, agreed to contribute to the capital of the Company for cancellation 318,750, 300,000 and 881,250 shares respectively. Each of them also agreed that during the term of the Consulting Agreement, they will vote any shares of stock of the Company which they own or subsequently acquire, or over which they have voting control, for the election of Mr. Chrust as a director of the Company at any meeting of the Company held for the purpose of electing directors and will sign any written consent to elect Mr. Chrust as a director if such written consent is provided in lieu of a meeting.

         On April 13, 1999, the Company issued to SGC warrants to purchase 1,000,000 shares of the Company's Common Stock as consideration for consulting services SGC is rendering to the Company. The warrants are immediately exercisable at an exercise price of $.50 per share and expire on April 13, 2006. The warrants are fully earned by SGC and may not be terminated by the Company for any reason. The warrant and the securities underlying the warrant cannot be transferred unless applicable securities laws are complied with. The warrant also provides for demand and "piggy-back" registration rights, indemnification of SGC under the Securities Exchange Act of 1934, as amended, anti-dilution provisions, a requirement by the Company to reserve the number of shares of Common Stock issuable upon the exercise of the warrant and preemptive rights.


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         (10.1) Joint Filing Agreement dated as of April 14, 1999 (Filed herewith).

         (10.2) Financial Advisory and Consulting Agreement, dated March 23, 1999, between the Company and SGC
                 Advisory Services, Inc. (Filed herewith).


                               Page 6 of 8 Pages

         (10.3) Warrant to purchase 1,000,000 shares of the Company's Common Stock issued to SGC Advisory
                 Services, Inc., dated April 13, 1999 (Filed herewith).

         (10.4) Contribution/Voting Agreement, dated April 13, 1999 among Messrs. Scharf, Kidrin and Greenberg (Filed herewith).





                               Page 7 of 8 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 15, 1999

                                                 SGC Advisory Services, Inc.


                                                 By: /s/  Steven Chrust
                                                    ---------------------------
                                                     Steven Chrust, President




                               Page 8 of 8 Pages